FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor”) since June 22, 2018, is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2019 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2018 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies.”

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”). Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting Continuous Disclosure Obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 24, 2019, Videotron Ltd. (“Videotron”) sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2019

•                                Quebecor Media’s revenues totalled $1.06 billion in the second quarter of 2019, an $18.2 million (1.8%) increase from the same period of 2018.

Telecommunications

•                                The Telecommunications segment grew its revenues by $12.0 million (1.4%) and its adjusted EBITDA by $20.2 million (4.7%) in the second quarter of 2019. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $30.3 million (7.2%).

•                                Videotron significantly increased its revenues from mobile telephony ($15.6 million or 11.9%) and Internet access ($7.1 million or 2.6%) in the second quarter of 2019.

•                                Videotron’s total average billing per unit (“ABPU”) was $50.20 in the second quarter of 2019, compared with $49.68 in the same period of 2018, a $0.52 (1.0%) increase. Mobile ABPU was $52.56 in the second quarter of 2019 compared with $53.70 in the same period of 2018, a $1.14 (-2.1%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                Subscriber-connections to the mobile telephony service increased by 38,300 in the second quarter of 2019 compared with an increase of 31,900 in the same period of 2018.

•                                On May 14, 2019, Videotron announced that it had placed No. 1 on the Top-Rated Workplaces: Best in Québec list, based on reviews left by employees on Indeed, Canada’s top job site.

•                                On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in Innovation, Science and Economic Development Canada’s (“ISED Canada”) latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions, were acquired for $255.8 million.

Media

•                                On June 5, 2019, TVA Group Inc. (“TVA Group”) announced that it needed to make deep budget cuts to preserve its leading position in Québec and protect the production of original French-language content in Québec. The cuts had been made necessary by the challenging business environment and competitive landscape, which has been undermining the television industry for years, combined with the lack of decisive action by regulatory authorities, which have not modernized the system in order to keep Québec and Canadian companies competitive. TVA Group’s budget reduction plan affects all its segments and entails the elimination of 68 positions.

•                                On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media inc. (“Incendo Media”) group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An estimated $0.9 million is receivable as of June 30, 2019 following post-closing adjustments.

Financial transactions

•                                On July 15, 2019, Quebecor Media prepaid its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.0	$429.8	$873.0	$847.0
Media	5.7	0.5	6.9	0.6
Sports and Entertainment	(1.5)	(0.6)	(2.2)	(1.3)
Head Office	0.8	(2.1)	—	(1.5)
	455.0	427.6	877.7	844.8
Depreciation and amortization	(188.8)	(187.2)	(377.5)	(374.0)
Financial expenses	(72.3)	(71.5)	(143.8)	(142.7)
Gain (loss) on valuation and translation of financial instruments	—	0.7	(0.7)	(0.7)
Restructuring of operations and other items	(17.3)	(2.0)	(25.8)	(8.5)
Income taxes	(47.0)	(43.0)	(87.8)	(84.5)
Income from discontinued operations	—	1.1	97.5	1.8
Net income	$129.6	$125.7	$339.6	$236.2

Adjusted EBITDA without restatement of comparative figures

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.0	$419.7	$873.0	$827.6
Media	5.7	(0.7)	6.9	(1.8)
Sports and Entertainment	(1.5)	(2.0)	(2.2)	(4.1)
Head Office	0.8	(2.3)	—	(2.1)
	455.0	414.7	877.7	819.6
Depreciation and amortization	(188.8)	(178.2)	(377.5)	(356.2)
Financial expenses	(72.3)	(68.7)	(143.8)	(137.0)
Gain (loss) on valuation and translation of financial instruments	—	0.7	(0.7)	(0.7)
Restructuring of operations and other items	(17.3)	(2.0)	(25.8)	(8.5)
Income taxes	(47.0)	(42.7)	(87.8)	(84.0)
Income from discontinued operations	—	1.1	97.5	1.8
Net income	$129.6	$124.9	$339.6	$235.0

Cash flows from segment operations

Cash flows from segment operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 7 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses revenue-generating unit (“RGU”), an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico over-the-top video services (“Club illico”), and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2019/2018 second quarter comparison

Revenues: $1.06 billion, an $18.2 million (1.8%) increase.

•                                Revenues increased in Telecommunications ($12.0 million or 1.4% of segment revenues), Media ($3.6 million or 1.9%), and Sports and Entertainment ($4.4 million or 11.9%).

Adjusted EBITDA: $455.0 million, a $27.4 million (6.4%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $40.3 million (9.7%).

•                                Adjusted EBITDA increased $20.2 million (4.7%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $30.3 million (7.2%).

•                                Adjusted EBITDA increased in Media ($5.2 million).

•                                Negative adjusted EBITDA increased in Sports and Entertainment ($0.9 million).

•                                There was a favourable variance at Head Office ($2.9 million) due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $3.4 million favourable variance in the stock-based compensation charge in the second quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.4 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2019.

Net income attributable to shareholders: $131.4 million in the second quarter of 2019, compared with $128.9 million in the same period of 2018, a $2.5 million increase.

•                                The favourable variance was essentially due to the $27.4 million increase in adjusted EBITDA.

•                                The main unfavourable variances were:

•             $15.3 million unfavourable variance in the charge for restructuring of operations and other items;

•             $4.0 million increase in the income tax expense;

•             $1.6 million increase in the depreciation and amortization charge;

•             $1.4 million unfavourable variance in non-controlling interest;

•             $1.1 million unfavourable variance in income from discontinued operations.

Net income attributable to shareholders, without restatement of comparative figures following adoption of IFRS 16, was $131.4 million in the second quarter of 2019, compared with $128.1 million in the same period of 2018, a $3.3 million increase.

Depreciation and amortization charge: $188.8 million in the second quarter of 2019, a $1.6 million increase.

Financial expenses: $72.3 million in the second quarter of 2019, a $0.8 million increase. Additions to financial expenses were caused mainly by higher average indebtedness as a result of debt financing a portion of the repurchase of the Quebecor Media shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”) in the second quarter of 2018 and lower interest revenues generated by liquidity. Decreases in financial expenses were caused by the impact of interest revenues from Quebecor under loan agreements made in 2018 and lower average interest on the debt.

Gain on valuation and translation of financial instruments: $0.7 million in the second quarter of 2018.

Charge for restructuring of operations and other items: $17.3 million in the second quarter of 2019, compared with $2.0 million in the same period of 2018, a $15.3 million unfavourable variance.

•                  A $2.0 million net restructuring charge was recognized in the second quarter of 2019 in connection with cost-reduction initiatives in the Corporation’s various segments ($2.0 million in the second quarter of 2018). A $15.3 million charge for impairment of assets was also recognized in connection with restructuring initiatives.

Income tax expense: $47.0 million (effective tax rate of 26.6%) in the second quarter of 2019 compared with $43.0 million (effective tax rate of 25.7%) in the same period of 2018, a $4.0 million unfavourable variance caused essentially by the impact of the increase in taxable income.

2019/2018 year-to-date comparison

Revenues: $2.08 billion, a $43.5 million (2.1%) increase.

•                                Revenues increased in Telecommunications ($34.0 million or 2.0% of segment revenues), Media ($3.1 million or 0.9%), and Sports and Entertainment ($7.6 million or 10.3%).

Adjusted EBITDA: $877.7 million, a $32.9 million (3.9%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $58.1 million (7.1%).

•                                Adjusted EBITDA increased in the Telecommunications segment by $26.0 million (3.1%) despite a $10.9 million favourable retroactive adjustment related to roaming fees following a Canadian Radio-television and Telecommunications Commission (“CRTC”) decision, recognized in the first half of 2018 in the Telecommunications segment (creating an unfavourable variance in the first half of 2019 compared with the same period of 2018). Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $45.4 million (5.5%).

•                                Adjusted EBITDA increased in Media ($6.3 million).

•                                Negative adjusted EBITDA increased in Sports and Entertainment ($0.9 million).

•                                There was a favourable variance at Head Office ($1.5 million) due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $5.4 million favourable variance in the stock-based compensation charge in the first half of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2019.

Net income attributable to shareholders: $343.5 million in the first half of 2019, compared with $241.1 million in the same period of 2018, a $102.4 million increase.

•                                The main favourable variances were:

•             $95.7 million favourable variance in income from discontinued operations;

•             $32.9 million increase in adjusted EBITDA.

•                                The main unfavourable variances were:

•             $17.3 million unfavourable variance in the charge for restructuring of operations and other items;

•             $3.5 million increase in the depreciation and amortization charge;

•             $3.3 million increase in the income tax expense;

•             $1.1 million increase in financial expenses.

Net income attributable to shareholders, without restatement of comparative figures following adoption of IFRS 16, was $343.5 million in the first half of 2019, compared with $239.9 million in the same period of 2018, a $103.6 million increase.

Depreciation and amortization charge: $377.5 million in the first half of 2019, a $3.5 million increase.

Financial expenses: $143.8 million, a $1.1 million increase due essentially to the same factors as those noted above under “2019/2018 second quarter comparison.”

Charge for restructuring of operations and other items: $25.8 million in the first half of 2019, compared with $8.5 million in the same period of 2018, a $17.3 million unfavourable variance.

•                  A $7.0 million net restructuring charge was recognized in the first half of 2019 in connection with cost-reduction initiatives in the Corporation’s various segments ($8.5 million in the first half of 2018). An $18.8 million charge for impairment of assets was also recognized in the first half of 2019 in connection with restructuring initiatives.

Income tax expense: $87.8 million (effective tax rate of 26.6%) in the first half of 2019 compared with $84.5 million (effective tax rate of 26.5%) in the same period of 2018, a $3.3 million unfavourable variance caused essentially by the impact of the increase in taxable income.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2019 operating results

Revenues: $854.4 million in the second quarter of 2019, a $12.0 million (1.4%) increase.

•                                Revenues from the mobile telephony service increased $15.6 million (11.9%) to $146.4 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from Internet access services increased $7.1 million (2.6%) to $278.7 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $3.9 million (-1.6%) to $247.5 million, due primarily to the impact of the net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•                                Revenues from the cable telephony service decreased $6.9 million (-7.5%) to $85.7 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues.

•                                Revenues from customer equipment sales decreased $2.6 million (-4.8%) to $51.4 million, mainly because of fewer device sales, partially offset by higher revenues per mobile device.

•                                Other revenues increased $2.7 million (6.4%) to $44.7 million, mainly reflecting a revenue increase at Videotron Business, combined with an increase in the revenues of Club illico.

Total ABPU: Videotron’s total ABPU was $50.20 in the second quarter of 2019, compared with $49.68 in the same period of 2018, a $0.52 (1.0%) increase. Mobile ABPU was $52.56 in the second quarter of 2019 compared with $53.70 in the same period of 2018, a $1.14 (-2.1%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — The total number of RGUs was 6,001,100 at June 30, 2019, a decrease of 12,500 (-0.2%) in the second quarter of 2019 (compared with a decrease of 1,000 in the same period of 2018), and a 12-month increase of 101,700 (1.7%) (Table 3).

Mobile telephony service — The number of subscriber connections to the mobile telephony service stood at 1,231,900 at June 30, 2019, an increase of 38,300 (3.2%) in the second quarter of 2019 (compared with an increase of 31,900 in the same period of 2018), and a 12-month increase of 152,700 (14.1%) (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,706,900 at June 30, 2019, a decrease of 3,900 (-0.2%) in the second quarter of 2019 (compared with a decrease of 500 in the same period of 2018) and a 12-month increase of 32,800 (2.0%) (Table 3). As of June 30, 2019, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,931,200 homes and businesses passed by Videotron’s network as of June 30, 2019, up from 2,891,700 one year earlier) of 58.2% compared with 57.9% a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,558,400 at June 30, 2019, a decrease of 24,200 (-1.5%) in the second quarter of 2019 (compared with a decrease of 19,500 in the same period of 2018), and a 12-month decrease of 47,600 (-3.0%) (Table 3). At June 30, 2019, the cable television service had a household and business penetration rate of 53.2% versus 55.5% a year earlier.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,072,900 at June 30, 2019, a decrease of 22,000 (-2.0%) in the second quarter of 2019 (compared with a decrease of 21,400 in the same period of 2018), and a 12-month decrease of 75,300 (-6.6%) (Table 3). At June 30, 2019, the cable telephony service had a household and business penetration rate of 36.6% versus 39.7% a year earlier.

Club illico — The number of subscribers to Club illico stood at 431,000 at June 30, 2019, a decrease of 700 (-0.2%) in the second quarter of 2019 (compared with an increase of 8,500 in the same period of 2018), and a 12-month increase of 39,100 (10.0%) (Table 3).

Table 3

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	June 2019	March 2019	Dec. 2018	Sept. 2018	June 2018	March 2018	Dec. 2017	Sept. 2017

Mobile telephony	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2	1,047.3	1,024.0	990.3
Cable Internet	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1	1,674.6	1,666.5	1,654.1
Cable television	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0	1,625.5	1,640.5	1,649.0
Cable telephony	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2	1,169.6	1,188.5	1,205.4
Club illico	431.0	431.7	420.8	402.9	391.9	383.4	361.6	347.4
Total	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4	5,900.4	5,881.1	5,846.2

Adjusted EBITDA: $450.0 million, a $20.2 million (4.7%) increase due primarily to:

•                                impact of the net revenue increase;

•                                decreases in some operating expenses, including engineering, advertising and customer service expenses, partially offset by the unfavourable impact of start-up expenses for Fizz.

Adjusted EBITDA, without restatement of comparative figures following adoption of IFRS 16, increased by $30.3 million (7.2%).

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 47.3% in the second quarter of 2019, compared with 49.0% in the same period of 2018, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the decrease in operating expenses.

Year-to-date operating results

Revenues: $1.70 billion, a $34.0 million (2.0%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2019 results.

•                                Revenues from mobile telephony service increased $31.2 million (12.2%) to $287.8 million.

•                                Revenues from Internet access services increased $19.1 million (3.6%) to $552.3 million.

•                                Combined revenues from all cable television services decreased $7.4 million (-1.5%) to $492.7 million.

•                                Revenues from cable telephony service decreased $14.8 million (-7.9%) to $173.0 million.

•                                Revenues from customer equipment sales increased $1.1 million (1.1%) to $100.6 million.

•                                Other revenues increased $4.8 million (5.7%) to $88.7 million.

Total ABPU: Videotron’s total ABPU was $49.83 in the first half of 2019 compared with $49.25 in the same period of 2018, a $0.58 (1.2%) increase. Mobile ABPU was $52.53 in the first half of 2019 compared with $53.48 in the same period of 2018, a $0.95 (-1.8%) decrease due essentially to the same factors as those noted above in the discussion of second quarter 2019 operating results.

Customer statistics

RGUs — 10,800 (0.2%) unit increase in the first half of 2019 compared with an increase of 18,300 in the same period of 2018.

Mobile telephony — 78,100 (6.8%) subscriber-connection increase in the first half of 2019 compared with an increase of 55,200 in the same period of 2018.

Cable Internet access — 2,400 (0.1%) customer increase in the first half of 2019 compared with an increase of 7,600 in the same period of 2018.

Cable television — 38,900 (-2.4%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2019 compared with a decrease of 34,500 in the same period of 2018.

Cable telephony — 41,000 (-3.7%) subscriber-connection decrease in the first half of 2019 compared with a decrease of 40,300 in the same period of 2018.

Club illico — 10,200 (2.4%) subscriber increase in the first half of 2019 compared with an increase of 30,300 in the same period of 2018.

Adjusted EBITDA: $873.0 million, a $26.0 million (3.1%) increase due primarily to:

•                                impact of the net revenue increase;

•                                decreases in some operating expenses, including engineering, advertising, administration and customer service expenses, partially offset by the unfavourable impact of start-up expenses for Fizz.

Partially offset by:

•                                higher costs per mobile device sold;

•                                $10.9 million retroactive favourable adjustment recorded in the first half of 2018 related to roaming fees following CRTC decision (creating an unfavourable variance in the first half of 2019 when compared with the same period of 2018).

Adjusted EBITDA, without restatement of comparative figures following adoption of IFRS 16, increased by $45.4 million (5.5%).

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.5% in the first half of 2019 compared with 49.0% in the same period of 2018.

Cash flows from operations

Quarterly cash flows from segment operations: $298.2 million compared with $272.8 million in the second quarter of 2018 (Table 4). The $25.4 million increase was due primarily to the $20.2 million increase in adjusted EBITDA and a $10.5 million decrease in additions to property, plant and equipment, mainly reflecting lower spending related to the leasing of digital set-top boxes.

Year-to-date cash flows from segment operations: $542.6 million compared with $496.5 million in the first half of 2018 (Table 4). The $46.1 million increase was due primarily to the $26.0 million increase in adjusted EBITDA and a $16.8 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of digital set-top boxes.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA	$450.0	$429.8	$873.0	$847.0
Additions to property, plant and equipment	(111.2)	(121.7)	(243.8)	(260.6)
Additions to intangible assets (excluding acquisition of spectrum licences)	(40.7)	(36.6)	(89.3)	(91.6)
Proceeds from disposal of assets	0.1	1.3	2.7	1.7
Cash flows from segment operations	$298.2	$272.8	$542.6	$496.5

Media

Second quarter 2019 operating results

Revenues: $190.1 million in the second quarter of 2019, a $3.6 million (1.9%) increase.

•                                Advertising revenues decreased by $2.7 million (-2.8%), mainly because of lower advertising revenues at the newspapers and magazines, partially offset by higher advertising revenues at the specialty channels, including the impact of the acquisition of the Évasion and Zeste specialty channels on February 13, 2019.

•                                Subscription revenues increased by $2.6 million (5.2%), mainly because of higher subscription revenues at the specialty channels, including Évasion and Zeste, partially offset by lower subscription revenues at the magazines.

•                                Other revenues increased by $3.7 million (9.1%), mainly because of an increase in revenues from the production and distribution of audiovisual content following the acquisition of the companies in the Incendo Media group on April 1, 2019.

Adjusted EBITDA: $5.7 million in the second quarter of 2019, a $5.2 million favourable variance due primarily to:

•                                impact of the revenue increase;

•                                decreases in some operating expenses, including labour and marketing expenses in the newspaper publishing business, subscription expenses at the magazines and content costs in the broadcasting business.

Partially offset by:

•                                increased digital investments.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 97.0% in the second quarter of 2019 compared with 99.7% in the same period of 2018. The reduction was mainly due to the contribution of business acquisitions and the decrease in operating expenses.

Year-to-date operating results

Revenues: $362.8 million in the first half of 2019, a $3.1 million (0.9%) increase, including the impact of the business acquisitions noted in the discussion of second quarter 2019 results.

•                                Advertising revenues decreased by $5.2 million (-2.9%), mainly because of lower advertising revenues at the newspapers, TVA Network and the magazines, partially offset by higher advertising revenues at the specialty channels and Quebecor Out of Home.

•                                Subscription revenues increased by $3.3 million (3.3%), mainly because of higher subscription revenues at the specialty channels, partially offset by lower subscription revenues at the magazines.

•                                Other revenues increased by $5.0 million (6.5%), mainly because of higher revenues from the production and distribution of audiovisual content.

Adjusted EBITDA: $6.9 million in the first half of 2019, a $6.3 million favourable variance due to the same factors as those noted above in the discussion of second quarter 2019 results.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 98.1% in the first half of 2019 compared with 99.8% in the same period of 2018, due to the same factors as those noted above in the discussion of second quarter 2019 results.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $5.3 million compared with negative $6.0 million in the second quarter of 2018 (Table 5). The $0.7 million favourable variance was due to the $5.2 million increase in adjusted EBITDA, partially offset by a $4.5 million increase in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $12.4 million, stable compared with the first half of 2018 (Table 5). The $6.3 million increase in adjusted EBITDA was offset by an equal increase in additions to property, plant and equipment and to intangible assets.

Table 5: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA	$5.7	$0.5	$6.9	$0.6
Additions to property, plant and equipment	(9.9)	(5.5)	(16.6)	(10.5)
Additions to intangible assets	(1.1)	(1.0)	(2.7)	(2.5)
Cash flows from segment operations	$(5.3)	$(6.0)	$(12.4)	$(12.4)

Sports and Entertainment

Second quarter 2019 operating results

Revenues: $41.3 million in the second quarter of 2019, a $4.4 million (11.9%) increase due mainly to higher revenues from book distribution.

Adjusted EBITDA: Negative $1.5 million in the second quarter of 2019, a $0.9 million unfavourable variance due mainly to decreased revenues from educational publishing and to increased operating expenses for the Music business.

Year-to-date operating results

Revenues: $81.7 million in the first half of 2019, a $7.6 million (10.3%) increase due to the same factors as those noted above in the discussion of second quarter 2019 results.

Adjusted EBITDA: Negative $2.2 million in the first half of 2019, a $0.9 million decrease due to the same factors as those noted above in the discussion of second quarter 2019 results.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $3.1 million compared with negative $1.6 million in the second quarter of 2018 (Table 6). The $1.5 million unfavourable variance was due to the $0.9 million unfavourable variance in negative adjusted EBITDA, combined with a $0.6 million increase in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $5.3 million compared with negative $3.5 million in the first half of 2018 (Table 6). The $1.8 million unfavourable variance was due to the $0.9 million unfavourable variance in negative adjusted EBITDA, combined with a $0.9 million increase in additions to property, plant and equipment and to intangible assets.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA	$(1.5)	$(0.6)	$(2.2)	$(1.3)
Additions to property, plant and equipment	(0.5)	(0.2)	(1.0)	(0.4)
Additions to intangible assets	(1.1)	(0.8)	(2.1)	(1.8)
Cash flows from segment operations	$(3.1)	$(1.6)	$(5.3)	$(3.5)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2019

Cash flows provided by continuing operating activities: $292.7 million in the second quarter of 2019 compared with $349.4 million in the same period of 2018.

The $56.7 million decrease was mainly due to:

•                           $86.9 million unfavourable change in non-cash operating assets and liabilities, due primarily to the unfavourable variance in income tax payable and increases in prepaid expenses and in inventory in the Telecommunications segment.

Partially offset by:

•                           $20.2 million and $5.2 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively;

•                           $3.1 million decrease in current income taxes.

Year to date

Cash flows provided by continuing operating activities: $496.0 million in the first half of 2019 compared with $653.8 million in the same period of 2018.

The $157.8 million decrease was mainly due to:

•                           $208.6 million unfavourable change in non-cash operating assets and liabilities, due primarily to the unfavourable variance in income tax payable and an increase in inventory in the Telecommunications segment;

Partially offset by:

•                           $26.0 million and $6.3 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively;

•                           $17.3 million decrease in current income taxes.

The unfavourable variance in income tax payable and the increase in inventory in the Telecommunications segment had an unfavourable impact on cash flows provided by continuing operating activities in the first half of 2019 compared with the same period of 2018, while increased profitability in the Telecommunications and Media segments had a favourable impact.

Working capital: Negative $206.9 million at June 30, 2019 compared with negative $301.6 million at December 31, 2018. The $94.7 million favourable variance was due primarily to the decrease in accounts payable and accrued charges and in net income tax payable, partially offset by the realization of net assets held for sale.

Investing activities

Second quarter 2019

Additions to property, plant and equipment: $122.7 million in the second quarter of 2019 compared with $132.4 million in the same period of 2018. The $9.7 million decrease was due primarily to decreased spending related to the leasing of digital set-top boxes in the Telecommunications segment.

Additions to intangible assets: $299.0 million in the second quarter of 2019, compared with $38.6 million in the same period of 2018, a $260.4 million increase due primarily to the purchase by Videotron of 10 blocks of low-frequency spectrum in the 600 MHz band for $255.8 million in the latest spectrum auction.

Proceeds from disposal of assets: $0.1 million in the second quarter of 2019 compared with $1.3 million in the same period of 2018.

Business acquisitions: $11.1 million in the second quarter of 2019 compared with receipt of $1.3 million in the same period of 2018.

•                                In the second quarter of 2019, business acquisitions consisted of the acquisition of the companies in the Incendo Media group for a cash consideration of $11.1 million in the Media segment.

Business disposals: $0.9 million disbursement in the second quarter of 2019 related to adjustments to previous transactions.

Loans to the parent company: $362.0 million in the second quarter of 2018.

•                                On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021. On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

•                                On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew down the full amount of $75.0 million on the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

Year to date

Additions to property, plant and equipment: $262.5 million in the first half of 2019 compared with $276.6 million in the same period of 2018. The $14.1 million decrease was due to the same factors as those noted above in the discussion of second quarter 2019 acquisitions.

Additions to intangible assets: $350.2 million in the first half of 2019 compared with $95.5 million in the same period of 2018. The $254.7 million increase was due to the same factors as those noted above in the discussion of second quarter 2019 acquisitions.

Proceeds from disposal of assets: $2.7 million in the first half of 2019 compared with $1.7 million in the same period of 2018.

Business acquisitions: $34.6 million in the first half of 2019 compared with $1.4 million in the same period of 2018.

•                                In the first half of 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média inc. (“Serdy Média”) group, the companies in the Serdy Video Inc. (“Serdy Video”) group, and the companies in the Incendo Media group in the Media segment.

Business disposals: $260.7 million in the first half of 2019, consisting of the sale of the operations of the 4Degrees Colocation data centres.

Loans to the parent company: $36.0 million in the first half of 2019, compared with $362.0 million in the same period of 2018.

•                                During the first half of 2019, Quebecor made a drawdown of $36.0 million on its loan agreements with Quebecor Media.

•                                On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021. On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

•                                On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew down the full amount of $75.0 million on the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

Free cash flows from continuing operating activities of Quebecor Media

Second quarter 2019

Free cash flows from continuing operating activities: $126.9 million in the second quarter of 2019 compared with $179.7 million in the same period of 2018 (Table 7). The $52.8 million decrease was due primarily to the $56.7 million decrease in cash flows provided by continuing operating activities.

Year to date

Free cash flows from continuing operating activities: $141.8 million in the first half of 2019 compared with $283.4 million in the same period of 2018 (Table 7). The $141.6 million decrease was due primarily to the $157.8 million decrease in cash flows provided by continuing operating activities.

Table 7

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.0	$429.8	$873.0	$847.0
Media	5.7	0.5	6.9	0.6
Sports and Entertainment	(1.5)	(0.6)	(2.2)	(1.3)
Head Office	0.8	(2.1)	—	(1.5)
	455.0	427.6	877.7	844.8
Cash interest expense[1]	(70.4)	(69.8)	(140.0)	(139.3)
Cash portion related to restructuring of operations and other items[2]	(2.0)	(2.0)	(7.0)	(8.5)
Current income taxes	(39.8)	(42.9)	(85.4)	(102.7)
Other	(0.7)	(1.0)	(2.3)	(2.1)
Net change in non-cash balances related to operating activities	(49.4)	37.5	(147.0)	61.6
Cash flows provided by continuing operating activities	292.7	349.4	496.0	653.8

Additions to property, plant and equipment and to intangible assets (excluding spectrum licence acquisitions and renewals), less proceeds from disposal of assets:
Telecommunications	(151.8)	(157.0)	(330.4)	(350.5)
Media	(11.0)	(6.5)	(19.3)	(13.0)
Sports and Entertainment	(1.6)	(1.0)	(3.1)	(2.2)
Head Office	(1.4)	(5.2)	(1.4)	(4.7)
	(165.8)	(169.7)	(354.2)	(370.4)
Free cash flows from continuing operating activities	$126.9	$179.7	$141.8	$283.4

1              Interest on long-term debt, interest on lease liabilities, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses less interest from the parent corporation (see note 5 to the condensed consolidated financial statements).

2              Restructuring of operations and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $168.3 million reduction in the second quarter 2019; $141.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt reductions in the first half of 2019 essentially consisted of:

•                                $179.3 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•                                $8.3 million decrease in the bank indebtedness of Quebecor Media and Videotron;

•                                $8.2 million decrease in Videotron’s drawings on its revolving bank credit facility.

•                                Additions to debt in the first half of 2019 mainly consisted of:

•                                $24.4 million increase in TVA Group’s total drawings on its revolving bank credit facility and other facilities.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $745.1 million at June 30, 2019 compared with $887.0 million at December 31, 2018. The $141.9 million net unfavourable variance was mainly due to:

•                                unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•                                favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                                On July 15, 2019, Quebecor Media prepaid its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, to extend the maturity date to July 2022 and to change certain conditions and terms of the facility.

•                                On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility to extend the maturity date to February 2020 and to change certain conditions and terms of the facility.

Financial position

Net available liquidity: $725.9 million at June 30, 2019 for Quebecor Media and its wholly owned subsidiaries, pro forma the increase in drawings on Videotron’s secured credit facility, following repayment of Quebecor Media’s term loan “B” on July 15, 2019, consisting of $730.9 million in available unused revolving credit facilities, less $5.0 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.23 billion at June 30, 2019, a $168.3 million decrease compared with December 31, 2018; $141.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $4.11 billion debt ($4.23 billion at December 31, 2018); TVA Group’s $71.7 million debt ($52.8 million at December 31, 2018); and Quebecor Media’s $2.05 billion debt ($2.12 billion at December 31, 2018).

As of June 30, 2019, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2020	$70.8
2021	427.9
2022	—
2023	2,660.7
2024	1,513.1
2025 and thereafter	1,560.7
Total	$6,233.2

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pro forma repayment of the term loan “B” on July 15, 2019, the weighted average term of Quebecor Media’s consolidated debt was approximately 4.7 years as of June 30, 2019 (5.1 years as of December 31, 2018). As at June 30, 2019, after taking into account hedging instruments, the debt consisted of approximately 76.2% fixed-rate debt (76.2% as of December 31, 2018) and 23.8% floating-rate debt (23.8% as of December 31, 2018).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At June 30, 2019, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

•                                On May 8, 2019, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on May 9, 2019.

•                                On August 7, 2019, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on August 8, 2019.

600 MHz spectrum auction

On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions, were acquired for $255.8 million.

Board of Directors

On May 9, 2019, Manon Brouillette was elected to the Board of Directors of Quebecor Media.

On June 16, 2019, Lise Croteau was named a Director of Quebecor Media, and a member of the Corporation’s Human Resources and Corporate Governance Committee. Ms. Croteau succeeds Andrea C. Martin, who left the positions she had occupied since October 2017.

Analysis of consolidated balance sheet as at June 30, 2019

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2019 and December 31, 2018

(in millions of Canadian dollars)

	June 30, 2019	Dec. 31, 2018	Difference	Main reasons for difference

Assets
Net assets held for resale[1]	$—	$88.4	$(88.4)	Sale of 4Degrees Colocation
Property, plant and equipment	3,353.9	3,429.0	(75.1)	Depreciation for the period less additions to property, plant and equipment on an accrual basis
Intangible assets	1,423.6	1,135.3	288.3	Acquisitions, including spectrum licences by Videotron, less amortization for the period
Goodwill	2,696.6	2,678.3	18.3	Acquisition of the companies in the Incendo Media group, the Serdy Média group and the Serdy Video group
Loans to parent corporation	632.1	596.1	36.0	See “Investing activities”
Derivative financial instruments[2]	745.1	887.0	(141.9)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	736.0	820.5	(84.5)	Impact of current variances in activity
Income taxes[3]	20.4	114.4	(94.0)	Current disbursements less current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	6,231.0	6,399.3	(168.3)	See “Financing activities”
Other long-term liabilities	273.2	209.0	64.2	Contingent consideration related to the sale of 4Degrees Colocation

1              Current assets less current liabilities.

2              Long-term assets less long-term liabilities.

3              Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual obligations

At June 30, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of June 30, 2019

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,233.2	$70.8	$427.9	$4,173.8	$1,560.7
Interest payments on long-term debt[2]	1 344.4	250.3	567.8	344.1	182.2
Lease liabilities	177.8	37.0	48.9	30.9	61.0
Interest payments on lease liabilities	57.9	9.1	13.5	9.4	25.9
Additions to property, plant and equipment and other commitments	1,690.3	406.7	605.5	276.2	401.9
Derivative financial instruments[3]	(720.3)	0.4	(86.7)	(652.7)	18.7
Total contractual obligations	$8,783.3	$774.3	$1,576.9	$4,181.7	$2,250.4

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2019.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2019, the Corporation made sales to affiliated companies in the amount of $0.8 million ($0.7 million in the same period of 2018) and incurred $0.6 million in interest on lease with the parent corporation ($0.6 million in the same period of 2018). The Corporation also made purchases with the parent corporation and affiliated companies in the amount of $0.2 million (none in the same period of 2018), which are included in purchase of goods and services. These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2019, the Corporation made sales to affiliated companies in the amount of $1.7 million ($1.3 million in the same period of 2018) and incurred $1.2 million in interest on lease with the parent corporation ($1.3 million in the same period of 2018). The Corporation also made purchases with the parent corporation and affiliated companies in the amount of $0.2 million (none in the same period of 2018), which are included in purchase of goods and services. These transactions were accounted for at the consideration agreed between the parties.

As of June 30, 2019, the lease liability with the parent corporation amounted to $33.8 million ($36.2 million as of December 31, 2018).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis.

The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2019, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2018), and incurred management fees of $0.5 million ($0.5 million in the same period of 2018) with shareholders.

During the first six months of 2019, the Corporation received an amount of $1.2 million, which is included as a reduction in employee costs ($1.2 million in the same period of 2018), and incurred management fees of $1.1 million ($1.1 million in the same period of 2018) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2019 and December 31, 2018 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	June 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,233.2)	$(6,542.2)	$(6,408.2)	$(6,391.5)
Derivative financial instruments
Foreign exchange forward contracts	(2.1)	(2.1)	6.7	6.7
Cross-currency interest rate swaps	747.2	747.2	880.3	880.3

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the second quarters and first halves of 2019 and 2018 are summarized in Table 12.

Table 12

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

(Gain) loss on the ineffective portion of fair value hedges	$—	$(0.7)	$0.6	$(0.8)
Loss on the ineffective portion of cash flow hedges	—	—	0.1	1.5
	$—	$(0.7)	$0.7	$0.7

Gains on cash flow hedges in the amount of $49.5 million and $30.2 million were recorded under “Other comprehensive income” in the second quarter and first half of 2019 respectively (losses of $1.3 million and $44.4 million in the second quarter and first half of 2018 respectively).

Contingencies and legal disputes

Lawsuits were brought by and against the Corporation in connection with business disputes between the Corporation and a competitor. At this stage in the proceedings, management of the Corporation does not expect their outcome to have a material effect on Corporation’s results or financial position.

Changes in Accounting Policies

(i)                                    IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statement of income.

Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended June 30, 2018	Six months ended June 30, 2018

Purchase of goods and services	$(12.9)	$(25.2)
Depreciation and amortization	9.0	17.8
Financial expenses	2.8	5.7
Deferred income tax expense	0.3	0.5
Net income and comprehensive income attributable to shareholders	$0.8	$1.2

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities[1,2]	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1       The current portion of lease liabilities is $38.5 million as of December 31, 2018 and $42.0 million as of December 31, 2017.

2      Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)                                 IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  General economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  The intensity of competitive activity in the industries in which Quebecor Media operates;

•                  Fragmentation of the media landscape;

•                  New technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                  Unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                  Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                  Disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  Labour disputes or strikes;

•                  Changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  Changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  Interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)

Revenues	3	$1,056.9	$1,038.7	$2,084.2	$2,040.7

Employee costs	4	172.5	180.8	352.5	359.9
Purchase of goods and services	4	429.4	430.3	854.0	836.0
Depreciation and amortization		188.8	187.2	377.5	374.0
Financial expenses	5	72.3	71.5	143.8	142.7
(Gain) loss on valuation and translation of financial instruments		—	(0.7)	0.7	0.7
Restructuring of operations and other items	6	17.3	2.0	25.8	8.5
Income before income taxes		176.6	167.6	329.9	318.9

Income taxes (recovery):
Current		39.8	42.9	85.4	102.7
Deferred		7.2	0.1	2.4	(18.2)
		47.0	43.0	87.8	84.5

Income from continuing operations		129.6	124.6	242.1	234.4

Income from discontinued operations	15	—	1.1	97.5	1.8

Net income		$129.6	$125.7	$339.6	$236.2

Income (loss) from continuing operations attributable to
Shareholders		$131.4	$127.8	$246.0	$239.3
Non-controlling interests		(1.8)	(3.2)	(3.9)	(4.9)

Net income (loss) attributable to
Shareholders		$131.4	$128.9	$343.5	$241.1
Non-controlling interests		(1.8)	(3.2)	(3.9)	(4.9)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Income from continuing operations	$129.6	$124.6	$242.1	$234.4

Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	49.5	(1.3)	30.2	(44.4)
Deferred income taxes	(4.7)	(1.7)	1.8	2.1
	44.8	(3.0)	32.0	(42.3)

Comprehensive income from continuing operations	174.4	121.6	274.1	192.1

Income from discontinued operations	—	1.1	97.5	1.8

Comprehensive income	$174.4	$122.7	$371.6	$193.9

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$176.2	$124.8	$278.0	$197.0
Non-controlling interests	(1.8)	(3.2)	(3.9)	(4.9)

Comprehensive income (loss) attributable to
Shareholders	$176.2	$125.9	$375.5	$198.8
Non-controlling interests	(1.8)	(3.2)	(3.9)	(4.9)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$854.4	$190.1	$41.3	$(28.9)	$1,056.9

Employee costs	95.9	59.9	9.9	6.8	172.5
Purchase of goods and services	308.5	124.5	32.9	(36.5)	429.4
Adjusted EBITDA[1]	450.0	5.7	(1.5)	0.8	455.0

Depreciation and amortization					188.8
Financial expenses					72.3
Restructuring of operations and other items					17.3
Income before income taxes					$176.6

Additions to property, plant and equipment	$111.2	$9.9	$0.5	$1.1	$122.7
Additions to intangible assets	296.5	1.1	1.1	0.3	299.0

	Three months ended June 30, 2018
	(restated, note 2)
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$842.4	$186.5	$36.9	$(27.1)	$1,038.7

Employee costs	97.6	62.9	9.8	10.5	180.8
Purchase of goods and services	315.0	123.1	27.7	(35.5)	430.3
Adjusted EBITDA[1]	429.8	0.5	(0.6)	(2.1)	427.6

Depreciation and amortization					187.2
Financial expenses					71.5
Gain on valuation and translation of financial instruments					(0.7)
Restructuring of operations and other items					2.0
Income before income taxes					$167.6

Additions to property, plant and equipment	$121.7	$5.5	$0.2	$5.0	$132.4
Additions to intangible assets	36.6	1.0	0.8	0.2	38.6

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$1,695.1	$362.8	$81.7	$(55.4)	$2,084.2

Employee costs	199.6	117.4	19.6	15.9	352.5
Purchase of goods and services	622.5	238.5	64.3	(71.3)	854.0
Adjusted EBITDA[1]	873.0	6.9	(2.2)	—	877.7

Depreciation and amortization					377.5
Financial expenses					143.8
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations and other items					25.8
Income before income taxes					$329.9

Additions to property, plant and equipment	$243.8	$16.6	$1.0	$1.1	$262.5
Additions to intangible assets	345.1	2.7	2.1	0.3	350.2

	Six months ended June 30, 2018
	(restated, note 2)
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$1,661.1	$359.7	$74.1	$(54.2)	$2,040.7

Employee costs	199.8	122.2	19.5	18.4	359.9
Purchase of goods and services	614.3	236.9	55.9	(71.1)	836.0
Adjusted EBITDA[1]	847.0	0.6	(1.3)	(1.5)	844.8

Depreciation and amortization					374.0
Financial expenses					142.7
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations and other items					8.5
Income before income taxes					$318.9

Additions to property, plant and equipment	$260.6	$10.5	$0.4	$5.1	$276.6
Additions to intangible assets	91.6	2.5	1.8	(0.4)	95.5

1          The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 11)			(note 13)

Balance as of December 31, 2017 as previously reported	$3,630.8	$1.3	$(1,113.0)	$(60.4)	$86.3	$2,545.0
Changes in accounting policies (note 2)	—	—	(20.3)	—	(0.4)	(20.7)
Balance as of December 31, 2017, as restated	3,630.8	1.3	(1,133.3)	(60.4)	85.9	2,524.3
Net income (loss)	—	—	241.1	—	(4.9)	236.2
Other comprehensive loss	—	—	—	(42.3)	—	(42.3)
Dividends	—	—	(50.0)	—	(0.2)	(50.2)
Repurchase of shares	(611.1)	—	(928.9)	—	—	(1,540.0)
Balance as of June 30, 2018	3,019.7	1.3	(1,871.1)	(102.7)	80.8	1,128.0
Net income	—	—	299.2	—	7.5	306.7
Other comprehensive income	—	—	—	21.4	0.2	21.6
Dividends	—	—	(50.0)	—	0.1	(49.9)
Balance as of December 31, 2018	3,019.7	1.3	(1,621.9)	(81.3)	88.6	1,406.4
Net income (loss)	—	—	343.5	—	(3.9)	339.6
Other comprehensive income	—	—	—	32.0	—	32.0
Dividends	—	—	(50.0)	—	—	(50.0)
Balance as of June 30, 2019	$3,019.7	$1.3	$(1,328.4)	$(49.3)	$84.7	$1,728.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Income from continuing operations		$129.6	$124.6	$242.1	$234.4
Adjustments for:
Depreciation of property, plant and equipment		150.4	152.2	301.0	303.1
Amortization of intangible assets		28.8	25.2	57.4	51.4
Amortization of right-of-use assets		9.6	9.8	19.1	19.5
(Gain) loss on valuation and translation of financial instruments		—	(0.7)	0.7	0.7
Impairment of assets	6	15.3	—	18.8	—
Amortization of financing costs and long-term debt discount	5	1.9	1.7	3.8	3.4
Deferred income taxes		7.2	0.1	2.4	(18.2)
Other		(0.7)	(1.0)	(2.3)	(2.1)
		342.1	311.9	643.0	592.2
Net change in non-cash balances related to operating activities		(49.4)	37.5	(147.0)	61.6
Cash flows provided by continuing operating activities		292.7	349.4	496.0	653.8
Cash flows related to investing activities
Business acquisitions	7	(11.1)	1.3	(34.6)	(1.4)
Business disposals	15	(0.9)	—	260.7	—
Additions to property, plant and equipment		(122.7)	(132.4)	(262.5)	(276.6)
Additions to intangible assets	8	(299.0)	(38.6)	(350.2)	(95.5)
Proceeds from disposal of assets		0.1	1.3	2.7	1.7
Loans to the parent corporation	9	—	(362.0)	(36.0)	(362.0)
Other		(5.9)	(0.4)	(7.0)	(1.0)
Cash flows used in continuing investing activities		(439.5)	(530.8)	(426.9)	(734.8)
Cash flows related to financing activities
Net change in bank indebtedness		(6.8)	27.3	(3.7)	27.3
Net change under revolving facilities		191.7	816.1	11.0	816.1
Repayment of long-term debt		(3.6)	(8.8)	(7.3)	(12.2)
Repayment of lease liabilities		(11.2)	(11.1)	(21.7)	(21.0)
Settlement of hedging contracts		(0.8)	(0.8)	(0.8)	(0.8)
Repurchase of Common Shares	11	—	(1,540.0)	—	(1,540.0)
Dividends		(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		—	—	—	(0.2)
Cash flows provided by (used in) continuing financing activities		144.3	(742.3)	(72.5)	(780.8)

Net change in cash and cash equivalents		(2.5)	(923.7)	(3.4)	(861.8)

Cash flows provided by (used in) discontinued operations	15	1.6	2.7	(0.7)	4.9

Cash and cash equivalents at beginning of period		17.8	929.0	21.0	864.9
Cash and cash equivalents at end of period		$16.9	$8.0	$16.9	$8.0

Cash and cash equivalents consist of
Cash		$5.7	$7.6	$5.7	$7.6
Cash equivalents		11.2	0.4	11.2	0.4
		$16.9	$8.0	$16.9	$8.0

Interest and taxes reflected as operating activities
Cash interest payments		$108.3	$100.8	$155.4	$143.1
Cash income tax payments (net of refunds)		42.1	2.8	180.8	17.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

		June 30	December 31	December 31
	Note	2019	2018	2017
			(restated, note 2)	(restated, note 2)

Assets

Current assets
Cash and cash equivalents		$16.9	$21.0	$864.9
Accounts receivable		554.5	562.1	543.0
Contract assets		150.0	144.4	132.8
Income taxes		13.7	4.8	29.3
Inventories		192.1	186.3	188.1
Other current assets		138.7	118.2	117.5
Assets held for sale	15	—	95.0	—
		1,065.9	1,131.8	1,875.6

Non-current assets
Property, plant and equipment		3,353.9	3,429.0	3,569.8
Intangible assets	8	1,423.6	1,135.3	983.1
Goodwill		2,696.6	2,678.3	2,695.8
Right-of-use assets		136.8	135.6	159.0
Derivative financial instruments		756.1	887.0	591.8
Deferred income taxes		34.5	51.8	33.2
Loans to the parent corporation	9	632.1	596.1	—
Other assets		210.8	201.5	185.0
		9,244.4	9,114.6	8,217.7
Total assets		$10,310.3	$10,246.4	$10,093.3

Liabilities and equity

Current liabilities
Bank indebtedness		$20.6	$24.3	$—
Accounts payable and accrued charges		736.0	820.5	725.6
Provisions		25.1	27.0	24.0
Deferred revenue		349.2	340.7	346.8
Income taxes		34.1	119.2	13.3
Current portion of long-term debt	10	70.8	56.6	19.1
Current portion of lease liabilities		37.0	38.5	42.0
Liabilities held for sale	15	—	6.6	—
		1,272.8	1,433.4	1,170.8

Non-current liabilities
Long-term debt	10	6,139.6	6,318.4	5,292.6
Derivative financial instruments		11.0	—	34.1
Lease liabilities		140.8	141.0	163.2
Deferred income taxes		744.9	738.2	716.7
Other liabilities		273.2	209.0	191.6
		7,309.5	7,406.6	6,398.2

Equity
Capital stock	11	3,019.7	3,019.7	3,630.8
Contributed surplus		1.3	1.3	1.3
Deficit		(1,328.4)	(1,621.9)	(1,133.3)
Accumulated other comprehensive loss	13	(49.3)	(81.3)	(60.4)
Equity attributable to shareholders		1,643.3	1,317.8	2,438.4
Non-controlling interests		84.7	88.6	85.9
		1,728.0	1,406.4	2,524.3
Contingencies	16
Subsequent event	17

Total liabilities and equity		$10,310.3	$10,246.4	$10,093.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”) since June 22, 2018. Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.              BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2018 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on August 7, 2019.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2019.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.              CHANGES IN ACCOUNTING POLICIES

(i)             IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended June 30, 2018	Six months ended June 30, 2018

Purchase of goods and services	$(12.9)	$(25.2)
Depreciation and amortization	9.0	17.8
Financial expenses	2.8	5.7
Deferred income tax expense	0.3	0.5
Net income and comprehensive income attributable to shareholders	$0.8	$1.2

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.              CHANGES IN ACCOUNTING POLICIES (continued)

(i)             IFRS 16 — Leases (continued).

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities1 2	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1   The current portion of lease liabilities is $38.5 million as of December 31, 2018 and $42.0 million as of December 31, 2017.

2   Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)          IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.              REVENUES

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Telecommunications
Internet	$278.7	$271.6	$552.3	$533.2
Cable television	247.5	251.4	492.7	500.1
Mobile telephony	146.4	130.8	287.8	256.6
Cable telephony	85.7	92.6	173.0	187.8
Equipment sales	51.4	54.0	100.6	99.5
Other	44.7	42.0	88.7	83.9
Media
Advertising	92.6	95.3	176.5	181.7
Subscription	53.0	50.4	103.8	100.5
Other	44.5	40.8	82.5	77.5
Sports and Entertainment	41.3	36.9	81.7	74.1
Inter-segments	(28.9)	(27.1)	(55.4)	(54.2)
	$1,056.9	$1,038.7	$2,084.2	$2,040.7

4.              EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Employee costs	$229.4	$231.6	$460.6	$458.2
Less employee costs capitalized to property, plant and equipment and intangible assets	(56.9)	(50.8)	(108.1)	(98.3)
	172.5	180.8	352.5	359.9
Purchase of goods and services:
Royalties, rights and creation costs	183.5	183.1	352.8	355.8
Cost of products sold	87.4	87.8	180.4	165.2
Service contracts	36.4	38.8	73.9	78.1
Marketing, circulation and distribution expenses	23.0	26.4	46.2	49.0
Other	99.1	94.2	200.7	187.9
	429.4	430.4	854.0	836.0
	$601.9	$611.1	$1,206.5	$1,195.9

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.              FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Interest on long-term debt	$74.8	$69.6	$150.0	$138.3
Amortization of financing costs and long-term debt discount	1.9	1.7	3.8	3.4
Interest on lease liabilities	2.7	2.8	5.2	5.7
Interest on net defined benefit liability	1.7	1.4	3.4	2.8
(Gain) loss on foreign currency translation on short-term monetary items	(0.6)	0.3	(1.4)	0.7
Interest from the parent corporation	(8.7)	(1.4)	(17.3)	(1.4)
Other	0.5	(2.9)	0.1	(6.8)
	$72.3	$71.5	$143.8	$142.7

6.              RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2019, net charges of $2.0 million and $7.0 million were recorded relating mainly to various cost reduction initiatives across the Corporation ($2.0 million and $8.5 million in 2018). Impairment charges of $15.3 million and $18.8 million were also recorded as a result of restructuring initiatives during these same periods (none in 2018).

7.              BUSINESS ACQUISITIONS

On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média Inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An estimated amount of $1.9 million relating to certain post-closing adjustments is payable as of June 30, 2019. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The acquired assets consist mainly of intangible assets and goodwill.

On April 1, 2019, TVA Group acquired the Incendo Media Inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An estimated amount of $0.9 million relating to certain post-closing adjustment is receivable as of June 30, 2019. The purchase price is also subject to adjustments relating to the achievement of future conditions. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The acquired assets consist mainly of intangible assets and goodwill.

8.              SPECTRUM LICENCES

On April 10, 2019, Videotron Ltd. (“Videotron”) acquired ten 600 MHz spectrum licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.              LOANS TO THE PARENT CORPORATION

During the six-month period ended June 30, 2019, Quebecor made a drawdown of $36.0 million on the loan agreements with Quebecor Media (drawdowns of $362.0 million in 2018). As of June 30, 2019, the outstanding balance on the various loans to the parent corporation was $632.1 million ($596.1 million as of December 31, 2018).

10.       LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2019	December 31, 2018

Long-term debt	$6,233.2	$6,408.2
Change in fair value related to hedged interest rate risk	9.7	2.5
Financing fees, net of amortization	(32.5)	(35.7)
	6,210.4	6,375.0
Less current portion	(70.8)	(56.6)
	$6,139.6	$6,318.4

On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility to extend the maturity date to February 2020 and to change certain conditions and terms of the facility.

On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend the maturity date to July 2022 and to change certain conditions and terms of the facility.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.       CAPITAL STOCK

(a)         Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•                  An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•                  An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•                  An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•                  An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•                  An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•                  An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)         Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2018 and June 30, 2019	79,377,062	$3,019.7

On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissement inc. for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. The excess of $928.9 million of the purchase price over the carrying value of Common Shares repurchased were recorded in increase of the deficit.

Cash on hand and drawings under the Videotron secured revolving credit facility were used to finance the Corporation Common Shares repurchase.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.       STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2019:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2018	1,562,892	$23.40
Granted	1,343,250	31.61
Transferred [1]	290,000	13.24
Exercised	(90,000)	15.12
Cancelled	(70,000)	26.52
As of June 30, 2019	3,036,142	26.34
Vested options as of June 30, 2019	500,000	11.11

Quebecor Media
As of December 31, 2018	318,400	$64.61
Exercised	(108,450)	61.60
Cancelled	(38,200)	69.85
As of June 30, 2019	171,750	65.35
Vested options as of June 30, 2019	124,250	63.92

TVA Group
As of December 31, 2018	340,000	$2.99
Granted	290,000	2.05
Cancelled	(45,000)	4.77
As of June 30, 2019	585,000	2.39
Vested options as of June 30, 2019	28,000	6.85

1   These options were transferred from the parent corporation. The fair value of the liability at the transfer date will continue to be assumed by the parent corporation, while subsequent changes in the fair value will be assumed by the Corporation.

During the three-month period ended June 30, 2019, no stock options of Quebecor were exercised (100,000 stock options for a cash consideration of $1.2 million in 2018) and 41,500 stock options of Quebecor Media were exercised for a cash consideration of $2.1 million (64,477 stock options for $2.2 million in 2018). During the six-month period ended June  30, 2019, 90,000 stock options of Quebecor were exercised for a cash consideration of $1.5 million (100,000 stock options for a cash consideration of $1.2 million in 2018) and 108,450 stock options of Quebecor Media were exercised for a cash consideration of $5.5 million (102,977 stock options for $3.3 million in 2018).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.       STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Inc. Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of June 30, 2019, 150,661 DSUs based on Quebecor Class B Shares, 232,817 DSUs based on TVA Group Class B Shares, 108,428 PSUs based on Quebecor Class B Shares and 135,935 PSUs based on TVA Group Class B Shares were outstanding under these plans. During the first quarter of 2019, a cash consideration of $4.7 million was paid upon PSUs redemption.

Stock-based compensation expense

For the three-month period ended June 30, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.5 million ($5.3 million in 2018). For the six-month period ended June 30, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $5.3 million ($8.7 million in 2018).

13.       ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2017	$(14.5)	$(45.9)	$(60.4)
Other comprehensive loss	(42.3)	—	(42.3)
Balance as of June 30, 2018	(56.8)	(45.9)	(102.7)
Other comprehensive income (loss)	26.5	(5.1)	21.4
Balance as of December 31, 2018	(30.3)	(51.0)	(81.3)
Other comprehensive income	32.0	—	32.0
Balance as of June 30, 2019	$1.7	$(51.0)	$(49.3)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 3/4-year period.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.       FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•                  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                  Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,233.2)	$(6,542.2)	$(6,408.2)	$(6,391.5)
Derivative financial instruments
Foreign exchange forward contracts	(2.1)	(2.1)	6.7	6.7
Cross-currency interest rate swaps	747.2	747.2	880.3	880.3

1  The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

15.       DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centers operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

16.       CONTINGENCIES

In the context of commercial disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of these proceedings, management of the Corporation is in the opinion that the outcome should not have a material adverse effect on the Corporation’s results or on its financial position.

17.       SUBSEQUENT EVENT

On July 15, 2019, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility and settled the corresponding hedging contracts for a total cash consideration of $340.9 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard

Hugues Simard

Chief Financial Officer

Date: August 14, 2019